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                                      RCS
                                   MEDIAGROUP

Press Releases, dated September 8, 2003

                              RCS MEDIAGROUP S.p.A.

             RCS MEDIAGROUP S.p.A. ANNOUNCES RESULTS OF TENDER OFFER

             RCS TO OWN APPROXIMATELY 97.74 % OF FILA HOLDING S.p.A.

                    RCS TO PROVIDE SUBSEQUENT OFFERING PERIOD

RCS Press Release
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For more information, please contact:

Investor Relations:
Silvia Barettini +39 02 25845472

September 8, 2003 (Milan, Italy) - RCS MediaGroup S.p.A -

RCS MediaGroup announced today the results of its tender offer for all the outstanding American Depositary Shares, each representing one (1) ordinary share of Fila Holding S.p.A., which expired at midnight on September 5, 2003. Based upon a preliminary tally by The Bank of New York, the tender agent for the tender offer, 6,421,942 Fila American Depositary Shares representing an equal number of Fila ordinary shares, or approximately 6.65 % of Fila's outstanding ordinary shares, were validly tendered (including 104,183 Fila American Depositary Shares tendered by notice of guaranteed delivery). RCS has accepted for payment all Fila American Depositary Shares validly tendered and not properly withdrawn. As a result of the tender offer, RCS will own approximately
97.74 % of Fila's outstanding ordinary shares. The final count of Fila American Depositary Shares tendered, including guaranteed deliveries, will be available on September 11, 2003. Holders of Fila American Depositary Shares who validly tendered prior to the expiration of the offer and whose Fila American Depositary Shares were not properly withdrawn will promptly receive the offer price of US$1.12 net per Fila American Depositary Share, in cash (without interest).

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                                      RCS
                                   MEDIAGROUP

RCS also announced that it will provide a subsequent offering period that will commence at 9:00 a.m. New York City time on September 8, 2003 and expire at 12:00 midnight New York City time on Friday, September 19, 2003, unless extended. Fila American Depositary Shares validly tendered during this subsequent offering period will be accepted immediately and paid for promptly as they are accepted. Holders of Fila American Depositary Shares who validly tender during the subsequent offering period will receive the same offer price of US$1.12 net per Fila American Depositary Share, in cash, that is payable to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, no withdrawal rights will apply during the subsequent offering period.

The purpose of the subsequent offering period is to enable holders of Fila American Depositary Shares who did not tender during the original offering period to participate in the offer and to receive the US$1.12 offer price per Fila American Depositary Share.

Holders of Fila American Depositary Shares who wish to accept the offer during the subsequent offering period may do so by properly completing and executing the Letter of Transmittal that accompanied the Offer to Purchase and depositing the same, together with American Depositary Receipt(s) representing their Fila American Depositary Shares, with the tender agent in accordance with the instructions in the Letter of Transmittal and the Offer to Purchase. Holders of Fila American Depositary Shares may also accept the offer by following the procedures for book-entry transfer or for guaranteed delivery described in the Offer to Purchase under "THE TENDER OFFER -- Section 3 PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING FILA ADSs."

Questions and requests for assistance concerning the offer may be directed to Georgeson Shareholder Communications Inc., the information agent for the offer, at (877) 668-1640.


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